1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 28, 2011	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

I. PROPOSED ELECTION OF DIRECTORS AND INDEPENDENT

DIRECTORS;

II. PROPOSED ELECTION OF NON-WORKER REPRESENTATIVE

SUPERVISORS; AND

III. PROPOSED AMENDMENTS TO THE ARTICLES OF

ASSOCIATION

I. Proposed Election of Directors and Independent Directors

The members of the fourth session of the Board, namely, Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang and Mr. Zhang Baocai, will retire by rotation at the conclusion of the forthcoming AGM. At the 20th meeting of the fourth session of the Board held on 25 March 2011, each of the above directors has been nominated as candidates for re-election as directors of the fifth session of the Board, and Mr. Zhang Yingmin is a newly nominated candidate for election as director of the fifth session of the Board.

Mr. Wang Xinkun, director of the fourth session of the Board and Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan, independent non-executive directors of the fourth session of the Board, will retire at the conclusion of the forthcoming AGM. At the 20th meeting of the fourth session of the Board held on 25 March 2011, it was proposed that Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi be nominated as independent non-executive directors of the fifth session of the Board.

The employee representatives union of the Company has nominated Mr. Dong Yunqing as the worker representative director of the fifth session of the Board.

II. Proposed Election of Non-worker Representative Supervisors

At the 11th meeting of the fourth session of the supervisory committee of the Company held on 25 March 2011, it was resolved that Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan be nominated for re-appointment as supervisors of the fifth session of the supervisory committee of the Company.

The employees of the Company will re-elect Mr. Wei Huanmin and Mr. Xu Bentai as the worker representative supervisors of the fifth session of the supervisory committee of the Company through democratic election.

III. Proposed Amendments to the Articles of Association

Due to changes in the numbers of directors of the Board, the Board proposed amendments be made to the Articles of Association.

The proposed election of directors and independent directors and the proposed election of non-worker representative supervisors (other than nominations made by the employee representatives union or the employees of the Company) are subject to the approval of the Shareholders by way of ordinary resolutions at the AGM. The proposed amendments to the Articles of Association shall come into effect upon the passing of a special resolution at the AGM to approve the amendments and obtaining the approval from the relevant PRC authorities.

A circular containing, among other things, details of the proposed election of directors and independent directors, the proposed election of non-worker representative supervisors and the proposed amendments to the Articles of Association and a notice of the AGM will be despatched to the Shareholders as soon as practicable.

I.	Proposed Election of Directors and Independent Directors

(i)	The members of the fourth session of the board of directors (the “Board”)of Yanzhou Coal Mining Company Limited (the “Company”), namely, Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang and Mr. Zhang Baocai, will retire by rotation at the conclusion of the forthcoming 2010 annual general meeting to be held on Friday, 20 May 2011 (the “AGM”). At the 20th meeting of the fourth session of the Board held on 25 March 2011, each of the above directors has been nominated as candidates for reelection as directors of the fifth session of the Board, and Mr. Zhang Yingmin is a newly nominated candidate for election as director of the fifth session of the Board.

Mr. Wang Xinkun, director of the fourth session of the Board and Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan, independent non-executive directors of the fourth session of the Board, will retire at the conclusion of the forthcoming AGM. At the 20th meeting of the fourth session of the Board held on 25 March 2011, it was proposed that Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi be nominated as independent non-executive directors of the fifth session of the Board.

The employee representatives union of the Company has nominated Mr. Dong Yunqing as the worker representative director of the fifth session of the Board.

The proposed election of directors and independent directors (other than nomination made by the employee representatives union of the Company) is subject to the approval of the shareholders of the Company (the “Shareholders”) by way of ordinary resolutions at the AGM.

(ii)	Biographical details of the candidates for appointment as the directors of the fifth session of the Board

LI Weimin, aged 50, a researcher in engineering technique applications, doctor of mining engineering and holder of an EMBA degree. Mr. Li is currently the chairman of the Board of the Company. Mr. Li is also a director, the general manager and the deputy secretary of the party committee of Yankuang Group. Mr. Li joined the predecessor of the Company in 1982. In 2002, Mr. Li was appointed as the manager of the Jining Coal Mine III of the Company. In 2006, Mr. Li was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of Yankuang Group. In December 2007, Mr. Li was promoted to be the head of the Safety and Supervision Bureau of Yankuang Group. In May 2009, Mr. Li was appointed as the deputy general manager of Yankuang Group. Mr. Li was appointed as the general manager of the Company in July 2009 and was subsequently appointed as the vice chairman of the Company in February 2010. On 15 December 2010, Mr. Li was appointed as a director, the general manager and the deputy secretary of the party committee of Yankuang Group. On 30 December 2010, Mr. Li was appointed as the chairman of the Board. Mr. Li graduated from China University of Mining and Technology and Nankai University.

For the year ended 31 December 2010, the total remuneration of Mr. Li Weimin as a director of the Company was RMB226,000.

WANG Xin, aged 52, a researcher in engineering technique application, doctor of engineering technology and holding an EMBA degree, is currently the vice chairman of the Board. Mr. Wang is also the chairman of the board and the secretary of the party committee of Yankuang Group. Mr. Wang joined the predecessor of the Company in 1982 and became the vice general manager of Yankuang Group in 2000. He was appointed as a director of the board of directors and deputy general manager of Yankuang Group in 2002 and was appointed as the vice chairman of the board of directors and the general manager of Yankuang Group in 2003. In 2004, he was appointed as a director and the chairman of the Board. Since 2007, he has been the deputy secretary of the party committee of Yankuang Group. On 15 December 2010, Mr. Wang was appointed as the chairman of the board of directors and the secretary of the party committee of Yankuang Group. On 30 December 2010, Mr. Wang was appointed as the vice chairman of the Board. Mr. Wang graduated from China University of Mining and Technology and Nankai University.

For the year ended 31 December 2010, Mr. Wang Xin had not received any remuneration from the Company in respect of his services as a director of the Company.

ZHANG Yingmin, aged 57, a researcher in engineering technology application with an EMBA degree, is currently the general manager of the Company and a director of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1971. Mr. Zhang became the head of Production and Technology Department of Yankuang Group in 1996. He became the head of Baodian Coal Mine in 2000. Mr. Zhang became an executive deputy general manager of the Company in 2002 and a deputy general manager of Yankuang Group in 2003. In 2004, Mr. Zhang became a director of Yankuang Group and became the chief of the safety supervision bureau of the Company from 2004 to 2007. Mr. Zhang was appointed as the general manager of the Company in 2011. Mr. Zhang graduated from Nankai University.

For the year ended 31 December 2010, the total remuneration of Mr. Zhang Yingmin as an executive deputy general manager of the Company was RMB227,000.

SHI Xuerang, aged 56, a senior engineer and holder of an EMBA degree, is currently a director of the Company and deputy general manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He joined Yankuang Group as the deputy general manager in 2003 and was appointed as a director of the Company in 2005. Mr. Shi graduated from Nankai University.

For the year ended 31 December 2010, Mr. Shi Xuerang had not received any remuneration from the Company in respect of his services as a director of the Company.

WU Yuxiang, aged 49, a senior accountant with a master’s degree, is currently a director and the chief financial officer of the Company. Mr. Wu joined the Company’s predecessor in 1981. Mr. Wu was appointed as the manager of the finance department of the Company in 1997, and was appointed as a director and the chief financial officer of the Company in 2002. Mr. Wu graduated from the Party School of Shandong Provincial Communist Committee.

For the year ended 31 December 2010, the total remuneration of Mr. Wu Yuxiang as a director of the Company was RMB323,000.

As at the date of this announcement, Mr. Wu had a long position (has the meaning ascribed to it under Part XV of the Securities and Futures Ordinance) in 20,000 domestic shares of the Company.

ZHANG Baocai, aged 43, a senior accountant with an EMBA degree, is currently a director, the deputy manager and the board secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. He was appointed as a director and the board secretary of the Company in 2006 and was appointed as the deputy general manger of the Company in 2011. Mr. Zhang graduated from Nankai University.

For the year ended 31 December 2010, the total remuneration of Mr. Zhang Baocai as a director and secretary to the Board of the Company was RMB374,000.

Subject to the Shareholders’ approval for their respective appointments, each of Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Zhang Yingmin will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2013 annual general meeting of the Company.

At the 20th meeting of the fourth session of the Board held on 25 March 2011, it was proposed that conditional upon achieving the operational targets of the Company for the year 2011 and subject to the Shareholders’ approval, the average remuneration of the executive directors who would receive directors’ remuneration from the Company for the year 2011, shall be determined at the amount representing an increment of 9% of the average remuneration of the executive directors of the Company for the year 2010. In determining the remuneration of the executive directors of the Company for the year ending 31 December 2011, factors including the executive director’s respective duties and responsibilities with the Company and its subsidiaries (the “Group”) as well as the prevailing market rate will be taken into account. For the executive directors who did not receive any director’s remuneration in the year ended 31 December 2010, they shall not receive any remuneration for the year 2011.

(iii)	Biographical details of the candidates for appointment as independent directors of the fifth session of the Board

WANG Xianzheng, aged 64, a professor-level senior engineer with university education, is currently a president of China Coal Industry Association and a member of the sixteenth session of China Central Discipline Inspection Committee. Mr. Wang was appointed as a vice minister of Ministry of Coal Industry and a party member from April 1995 to March 1998. He was appointed as the deputy head of the State Coal Industry Bureau, deputy head and a party member of the State Administration of Coal Mine Safety from March 1998 to August 2000. Mr. Wang was the vice governor of Shanxi province from August 2000 to May 2002 and became a standing member of the provincial committee in October 2001. From May 2002 to February 2005, he was appointed as the head and the secretary to the party committee of the State Administration Bureau of Work Safety (the State Administration of Coal Mine Safety). From February 2005 to May 2008, Mr. Wang was appointed as the deputy head and vice secretary to the party committee of the State Administration of Work Safety. Since January 2007, Mr. Wang has been appointed as the president of China Coal Industry Association. Mr. Wang is also an independent director of Beijing Haohua Energy Resource Company Ltd. Mr. Wang graduated from Fuxin School of Mining.

CHENG Faguang, aged 68, is a senior accountant with post-graduate education. Mr. Cheng was appointed as the vice president of the people’s government of Ningxia Hui Autonomous Region from May 1988 to May 1992. He was a standing member and the executive vice president of the party committee of Ningxia Hui Autonomous Region from May 1992 to March 1994. Mr. Cheng was appointed as the chairman, president and secretary to the party committee of China Haohua Chemical (Group) Corporation, which was under the Ministry of Chemical Industry from March 1994 to May 1996. From May 1996 to May 2003, Mr. Cheng was the deputy head and a party member of the State Administration of Taxation. He was a member of the Financial and Economic Affairs Committee of the tenth National People’s Congress from March 2003 to March 2008. Mr. Cheng graduated from the Central University of Finance and Economics.

WANG Xiaojun, aged 57, a solicitor admitted in England and Wales and Hong Kong, is a holder of master degree in law and a partner of Jun He Law Offices. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in The Stock Exchange of Hong Kong Limited and Richards Butler. He was an independent non-executive director of the Company from 2002 to 2008. Meanwhile, Mr. Wang is also an independent non-executive director of the Guangzhou Shipyard International Company Limited, Zijin Mining Group Company Limited, Norinco International Cooperation Ltd and Euro-Asia Agricultural (Holdings) Company Limited. Mr. Wang graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences.

Xue Youzhi, aged 46, holder of a master degree in business administration, a doctoral degree in economics and a postdoctoral degree in business administration, is currently the vice president, a professor and a supervisor of doctoral students in the School of Business of Nankai University. Mr. Xue has rich experience in economics management and completed over a number of national social science fund projects. Mr. Xue became the dean of the School of Business of Nankai University in 2005. Mr. Xue is an independent director of Xinjiang Tianshan Livestock Technology Company Limited. Mr. Xue graduated from Jilin University.

The Company has received confirmation of independence from each of Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi pursuant to Rule 3.13 of the Hong Kong Listing Rules and on this basis, the Company considers them to be independent.

Subject to Shareholders’ approval for their respective appointments, each of Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2013 annual general meeting of the Company.

The average remuneration of an independent non-executive director in 2010 was RMB113,000. At the 20th meeting of the fourth session of the Board held on 25 March 2011, it was proposed that conditional upon achieving the operational targets of the Company for the year 2011 and subject to the Shareholders’ approval, the average remuneration of the independent non-executive directors of the Company shall be determined at the amount representing an increment of 9% of the average remuneration of the independent non-executive directors of the Company for the year 2010. The Company will also take into consideration the operational conditions of the Company, the respective duties and responsibilities of the independent non-executive directors with the Group as well as the prevailing market rate in determining their remuneration.

(iv)	Confirmation of directors and independent directors

All the above directors and independent directors confirm, save as disclosed above, (1) neither did they hold any other office in the Group nor did they hold any directorship in other public listed companies in the last three years (2) none of them have any relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company or its subsidiaries, (3) as at the date of this announcement, none of them have any interests in the shares of the Company within the meaning of Part XV (Hong Kong Ordinance Chapter 571) of the Securities and Futures Ordinance.

There is no other information in respect of their re-appointments/appointments which is discloseable pursuant to any of the requirements set out in Rule 13.51 (2) (h) to (v) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

II.	Proposed Election of Non-worker Representative Supervisors

(i)	At the 11th meeting of the fourth session of the supervisory committee of the Company held on 25 March 2011, it was resolved that Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan be nominated for re-appointment as supervisors of the fifth session of the supervisory committee of the Company.

The workers of the Company will re-elect Mr. Wei Huanmin and Mr. Xu Bentai as the worker representative supervisors of the fifth session of the supervisory committee through democratic election.

The proposed election of non-worker representative supervisors are subject to the approval of the Shareholders by way of ordinary resolutions at the AGM.

(ii)	Biographical details of the candidates for appointment as non-worker representative supervisors of the fifth session of the supervisory committee of the Company

SONG Guo, aged 56, a professor-level senior administrative officer with an EMBA degree, is currently the chairman of the supervisory committee of the Company and a deputy secretary of the party committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He was the secretary of the disciplinary inspection committee of Yankuang Group from 2003 to 2007. He was appointed as a deputy secretary of the party committee of Yankuang Group in 2004 and the vice chairman of the supervisory committee of the Company in 2005. In 2008, Mr. Song became the chairman of the supervisory committee of the Company. He graduated from Nankai University.

For the year ended 31 December 2010, Mr. Song had not received any remuneration from the Company in respect of his services as a supervisor of the Company.

As at the date of this announcement, Mr. Song Guo had a long position (has the meaning ascribed to it under Part XV of the Securities and Futures Ordinance) in 1,800 domestic shares of the Company.

ZHOU Shoucheng, aged 58, a professor-level senior administrative officer with Master’s degree, is currently the vice chairman of the supervisory committee of the Company and the secretary of the disciplinary inspection committee and the chairman of the labor union of Yankuang Group. Mr. Zhou joined the predecessor of the Company in 1979 and has held the posts of the secretary of the Youth League committee of Yankuang Group, the secretary of the party committee of Beisu Coal Mine and the secretary of the party committee of Xinglongzhuang Coal Mine successively from 1984 to 2002. He was the chairman of the labor union of Yankuang Group from 2002 to 2007 and became the secretary of the disciplinary inspection committee and the chairman of the labor union of Yankuang Group in 2007. In 2008, Mr. Zhou was appointed as the vice chairman of the supervisory committee of the Company. Mr. Zhou graduated from Central Communist Party School Correspondence Institute.

For the year ended 31 December 2010, Mr. Zhou had not received any remuneration from the Company in respect of his services as a supervisor of the Company.

ZHANG Shengdong, aged 54, a senior accountant, is currently a supervisor of the Company. He is also the assistant to the general manager, the deputy chief accountant and the head of the finance department of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the head of the Finance Department of Yankuang Group in 1999. He was appointed the deputy chief accountant of Yankuang Group and a supervisor of the Company in 2002. Mr. Zhang was appointed as the assistant to the general manager of Yankuang Group in 2008. Mr. Zhang graduated from China University of Mining and Technology.

For the year ended 31 December 2010, Mr. Zhang had not received any remuneration from the Company in respect of his services as a supervisor of the Company.

ZHEN Ailan, aged 47, a senior accountant and a senior auditor, is a supervisor of the Company and the deputy director of the audit department of Yankuang Group. Ms. Zhen joined the Company’s predecessor in 1980. She became the deputy director of the audit division of Yankuang Group in 2002. In 2005, Ms. Zhen was appointed as the deputy head of the audit department of Yankuang Group, the chairman of the supervisory committee of Beijing Yinxin Guanghua Real Estate Development Company and the supervisor of Jinan Sunshine 100 Real Estate Development Company Limited. In 2008, Ms Zhen became a supervisor of the Company. She was appointed the chairman of the supervisory committee of Yankuang Group Financial Company Limited and the chairman of the supervisory committee of Yankuang Aluminum International Trade Company Limited in 2010. Ms. Zhen graduated from Northeastern University of Finance and Economics.

For the year ended 31 December 2010, Ms. Zhen had not received any remuneration from the Company in respect of her services as a supervisor of the Company.

Subject to the Shareholders’ approval for their respective re-appointment, each of Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2013 annual general meeting of the Company. The supervisors of the Company to be elected by the Shareholders comprising Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan will not receive any remuneration from the Company for the year ending 31 December 2011.

(iii)	Confirmation of non-work representative supervisors

All the above non-work representative supervisors confirm, save as disclosed above, (1) neither did they hold any other office in the Group nor did they hold any major office in other public listed companies in the last three years (2) none of them have any relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the company or its subsidiaries, (3) as at the date of this announcement, none of them have any interests in the shares of the Company within the meaning of Part XV (Hong Kong Ordinance Chapter 571) of the Securities and Futures Ordinance.

There is no other information in respect of their re-appointments which is discloseable pursuant to any of the requirements set out in Rule 13.51 (2) (h) to (v) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

III.	Proposed Amendments to the Articles of Association

Due to changes in the numbers of directors of the Board, the Board proposed amendments be made to the articles of association of Yanzhou Coal Mining Company Limited (the “Articles of Association”). Details of the proposed amendments are set out as follows:

(i)	the existing Paragraph 2 of Article 69 of the Articles of Association:

“Article 69 The Company shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1) where the number of directors is less than the number stipulated in the Company Law; or two-thirds of the number specified in the Company’s articles of association or is less than nine (9);”

be amended as:

“Article 69 The Company shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1) where the number of directors is less than the number stipulated in the Company Law; or two-thirds of the number specified in the Company’s articles of association or is less than eight (8);”

(ii)	the existing Paragraph 1 of Article 168 of the Articles of Association:

“Article 168 The Company shall have a board of directors consisting of thirteen (13) directors, of which is one shall be a staff representative, with one (1) chairman and two (2) vice-chairmen.”

be amended as:

“Article 168 The Company shall have a board of directors consisting of eleven (11) directors, of which is one shall be a staff representative, with one (1) chairman and one (1) vice-chairmen.”

As advised by the PRC legal advisers to the Company, Beijing King & Wood PRC Lawyers, that the execution of each article of the amended Articles of Association will not contravene the Company Law of the PRC and the the Mandatory Provisions for the Articles of Association of Companies Seeking a Listing Outside the PRC.

The proposed amendments to the Articles of Association shall come into effect upon (i)the passing of a special resolution at the AGM to approve the amendments; and (ii)obtaining the approval from the relevant PRC authorities.

Recommendation

The Board considers that the proposals relating to the election of directors and independent directors, the election of non-worker representative supervisors and the amendments to the Articles of Association are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders to vote in favour of the aforesaid resolutions to be proposed at the AGM.

A circular containing, among other things, details of the proposed election of directors and independent directors, the proposed election of non-worker representative supervisors and the proposed amendments to the Articles of Association and a notice of the AGM will be despatched to the Shareholders as soon as practicable.

By order of the Board
Yanzhou Coal Mining Company Limited Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

25 March 2011

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC